

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

James Dickson
President and Chief Executive Officer
Omega Brands Inc.
5005 Interbay Blvd
Tampa, FL 33611

> **Re: Omega Brands Inc.**
> **Form 8-K**
> **Filed March 27, 2015**
> **File No. 000-55216**

Dear Mr. Dickson:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain all of the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. In this regard, we note your indication that you "are providing [] the information that would be included in a Form 10 if [you] were to file a Form 10," however your Form 8-K omits the financial statements that are required to be provided pursuant to Item 9.01 of Form 8-K. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587, Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

If you have any questions regarding these comments, please direct them to Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director